Exhibit 99.33

RIO ALTO MINING LIMITED
INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS AND MANAGEMENT AND WILL BE USED
AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The undersigned, being a shareholder of Rio Alto Mining Limited (the “Corporation”), hereby nominates, constitutes and appoints Klaus Zeitler, Chairman of the Board and a director of the Corporation, or failing him, Anthony Hawkshaw, Chief Financial Officer and a director of the Corporation, or in the place and stead of the foregoing , thetrue and lawful attorney and proxy of the undersigned, with full power of substitution, to attend, act and vote in respect of the common shares held by the undersigned at the annual general and special meeting of the shareholders of the Corporation to be held on Wednesday, September 29, 2010 at 10:00 a.m. at 1088 Burrard St., Vancouver, BC, V6Z 2R9 (the “Meeting”) and any adjournment thereof. The undersigned hereby instructs said proxy to vote the common shares represented by this instrument of proxy in the following manner:

1. VOTE FOR _____________ OR VOTE AGAINST _____________ setting the number of directors to be elected at the Meeting at seven (7).	2. VOTE FOR _____________ OR WITHHOLD VOTE _____________ the election of Alexander Black as a director of the Corporation.
3. VOTE FOR _____________ OR WITHHOLD VOTE _____________ the election of Anthony Hawkshaw as a director of the Corporation.	4. VOTE FOR _____________ OR WITHHOLD VOTE _____________ the election of Feisal Somji as a director of the Corporation.
5. VOTE FOR _____________ OR WITHHOLD VOTE _____________ the election of Klaus Zeitler as a director of the Corporation.	6. VOTE FOR _____________ OR WITHHOLD VOTE _____________ the election of Roger Norwich as a director of the Corporation
7. VOTE FOR _____________ OR WITHHOLD VOTE _____________ the election of Drago Kisic as a director of the Corporation	8. VOTE FOR _____________ OR WITHHOLD VOTE _____________ the election of Daniel Kenney as a director of the Corporation.
9. VOTE FOR _____________ OR WITHHOLD VOTE _____________ in respect of the appointment of Davidson & Company LLP as auditors of the Corporation and the granting of authority to the Board of Directors of the Corporation to fix the remuneration of the auditors

10. VOTE FOR _____________ OR VOTE AGAINST _____________ the ordinary resolution of shareholders as more particularly set forth in the management information circular (the “Management Information Circular”) prepared for the purpose of the Meeting re- approving the stock option plan of the Corporation.

11. VOTE FOR _____________ OR VOTE AGAINST _____________ the ordinary resolution, as more particularly set forth in the Management Information Circular, relating to the approval of a shareholder rights plan.

12. VOTE FOR _____________ OR VOTE AGAINST _____________ the special resolution, as more particularly set forth in the Management Information Circular, relating to the approval an amendment to the Articles of the Corporation to permit the holding of shareholders’ meetings in Lima, Peru.

13. In his/her discretion with respect to any amendments or variations to any matter identified in the Notice of the Annual General and Special Meeting of Shareholders or other matters that may properly come before the Meeting or any adjournment thereof.

To be valid, this proxy must be received by the Corporation’s transfer agent, Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED

DATED this ____ day of ________________, 2010.

Signature of Shareholder

Name of Shareholder (Please Print)

Number of Shares Held

NOTES

1.

The shares represented by this instrument of proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority for the above named person to vote in his discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the instrument of proxy or such other matters which may properly come before the Meeting.

2.

Each shareholder has the right to appoint a person to represent him at the Meeting other than the person specified above. Such right may be exercised by striking out the names of Management’s nominees and inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3.

Each shareholder must sign this instrument of proxy exactly the same as the name which is printed, or appears, on the instrument of proxy. Please date the instrument of proxy. If the shareholder is a corporation, the instrument of proxy must be executed under its corporate seal by an officer or attorney thereof duly authorized.

4.	If the instrument of proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

5.	If the shareholder appoints any of the persons designated above, including persons other than Management Designees, as his proxy to attend and act at the said Meeting:

(a)	the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for;

(b)	where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

(c)	IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED IN THE ITEMS ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.